Filed by Federated International Leaders Fund / Class A, B and C Shares a portfolio of Federated World Investment Series, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and filed pursuant to Rule 14a-6 of the Securities Act of 1934

Subject Company: Federated International Equity Fund Class A, B and C Shares a portfolio of Federated International Series, Inc.

Commission File No. 333-160716

          Federated International Equity Fund
    DRAFT REMINDER PROXYLITE SCRIPT

“Hello, this is a quick reminder that the Federated International Equity Fund Shareholder Meeting will be held on November 3, 2009 and we have not yet received your proxy vote.

We have just sent you another proxy card and encourage you to vote as soon as you receive it.

You can vote by mail, by phone or on the Internet. Your proxy card has all the details. If you would like to cast your vote with a proxy specialist or if you have any questions, please call 866-586-0577.

Your vote is important. All of us at Federated International Equity Fund appreciate your cooperation and prompt attention to this matter.

Thank you.

Goodbye.”